SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15d-16
Under the Securities Exchange Act of 1934

P.E.
3-31-02

For the month of March, 2002

Sharpe Resources Corporation
(Translation of registrant's name into English)

3258 Mob Neck Road, Heathsville, Virginia 22473
(Address of principle executive offices)

Indicate by check mark whether the registrant files or will file Annual reports under Form 20-F or Form 40-F

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the Information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes X No ______

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- 4009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned, thereunto duly authorized.

Sharpe Resources Corporation
(Registrant)

Date June 14, 2002 By: ____________________
(Signature)*
Roland M. Larsen - President

* Print the name and title of the signing officer under his signature.

SHARPE RESOURCES CORPORATION

Consolidated Balance Sheets (Prepared by Management)
(Expressed in United States Dollars)

	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)
Assets		
Current assets		
Cash and cash equivalents	$ 343,042	$ 329,500
Receivables	28,590	229,557
Inventory	6,972	6,972
	378,604	566,029
Office equipment	3,752	3,949
	$ 382,356	$ 569,978
Liabilities and Shareholders' Equity		
Current Liabilities		
Payables and accruals	$ 86,316	$ 59,194
Advances from related parties	34,279	32,519
	120,595	91,713
Future site restoration and abandonment costs	13,500	13,500
Long-term debt	700,991	931,868
	835,086	1,037,081
Shareholders' equity		
Capital stock		
Authorized		
Unlimited common shares		
Issued		
33,184,803 common shares	10,921,861	10,921,861
Deficit	(11,374,591)	(11,388,964)
	(452,730)	(467,103)
	$ 382,356	$ 569,978

SHARPE RESOURCES CORPORATION

Consolidated Statements of Operations and Deficit (Prepared by Management)

(Expressed in United States Dollars)

(Unaudited)

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001
Petroleum and natural gas operations	$ 8,085	$ 1,179,317
Expenses		
Operating	94	102,039
Depletion and amortization	197	198,757
General and administration	127,777	126,494
Legal and audit	4,057	44,199
Interest	-	161,508
	132,125	632,997
Income (loss) before the following:	(124,040)	546,320
Gain on settlement of debt (Note 8)	138,413	-
Income for the period	14,373	546,320
DEFICIT, beginning of period	(11,388,964)	(9,055,924)
DEFICIT, end of period	$ (11,374,591)	$ (8,509,604)
Basic and fully diluted income per share (Note 6)	$ 0.0004	$ 0.0167
Weighted average number of common shares outstanding	33,184,803	32,684,803

SHARPE RESOURCES CORPORATION

Consolidated Statements of Cash Flows (Prepared by Management)

(Expressed in United States Dollars)

(Unaudited)

	Three Months Ended March 31, 2002	2001
Cash provided by (used in)		
OPERATING ACTIVITIES		
Income for the period	$ 14,373	$ 546,320
Depletion and amortization	197	198,757
Gain on settlement of debt	(138,413)	-
Changes in non-cash working capital items	228,089	341,925
Advances from related parties	1,760	-
	106,006	1,087,002
FINANCING ACTIVITIES		
Reduction in debt	(92,464)	(615,357)
INVESTING ACTIVITIES		
Petroleum and natural gas properties	-	(62,422)
Change in cash and cash equivalents	13,542	409,223
Cash and cash equivalents, beginning of period	329,500	329,784
Cash and cash equivalents, end of period	$ 343,042	$ 739,007

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Prepared by Management)

(Expressed in United States Dollars)

First Quarter Ended March 31, 2002

(Unaudited)

1. ACCOUNTING POLICIES

The management of Sharpe Resources Corporation (the "Corporation") have prepared these consolidated financial statements in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended December 31, 2001. These statements follow the same accounting policies and methods as the most recent annual audited financial statements.

STOCK BASED COMPENSATION

Effective January 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 3870, Stock based compensation and other stock based payments. This section requires that direct awards of stock and liabilities based on the price of common stock be measured at fair value at each reporting date, with the change in fair value reported in the statements of income and encourages, but does not require, the use of the fair value method for all other types of stock-based compensation plans. None of the Company's plans qualify as direct awards of stock or as plans that create liabilities based on the price of the Company's stock, and as a result, the implementation of the section has no impact on the financial statements. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro-forma information for options granted after January 31, 2002. The Company records no compensation expense when options are issued to employees. Any consideration paid by employees on the exercise of the options is credited to capital stock.

The disclosure in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended March 31, 2002 is not indicative of the results that may be expected for the full year ending December 31, 2002.

2. STOCK OPTIONS

At March 31, 2002, the Corporation had the following stock options outstanding:

NUMBER OF OPTIONS	EXERCISE PRICE Canadian ($)	EXPIRY DATE
1,206,000	0.15	August 6, 2002
219,000	0.15	May 4, 2005
105,000	0.15	August 14, 2005
1,530,000		

(Expressed in United States Dollars)

3. WARRANTS

At March 31, 2002, the Corporation had the following warrants outstanding:

NUMBER OF WARRANTS	EXERCISE PRICE $	EXPIRY DATE
500,000	1.00	May 12, 2004
2,300,000	0.25	June 5, 2002
2,800,000		

4. SEGMENTED INFORMATION

The Corporation has one reportable business segment, the exploration for and production of petroleum and natural gas properties in the United States. All of the Corporation's petroleum and natural gas revenue is from customers based in the United States.

Substantially all of the Corporation's assets are located in the United States except for small balances held in Canadian banks. The Corporation's operations in Canada consist of general and administrative expenses necessary to the maintaining of the Corporation's public company status.

5. INCOME TAXES

Estimated taxable income for the period ended is nil. Based on the level of historical taxable income, it cannot be reasonably estimated at this time if its more likely than not the Corporation will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery of loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Corporation's actual losses for tax purposes, refer to the December 31, 2001 audited financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these financial statements.

(Expressed in United States Dollars)

6. BASIC AND FULLY DILUTED INCOME PER SHARE

The income per share is computed by dividing the income for the period by the weighted average number of common shares outstanding during the period. Fully diluted income per share reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants. For both periods presented, the conversion of warrants and exercise of stock options was not included in the calculation because the calculation was either anti-dilutive or the market price of the Corporation's shares was less than the exercise and conversion price of the stock options and warrants.

7. STOCK OPTION COMPENSATION ADJUSTMENT

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of employee stock options. As a result, pro forma earnings and earnings per share have been presented.

For purposes of pro forma disclosures, the following assumptions were used under the Black-Scholes option pricing model: dividend yield of 0%; expected volatility of 750%; risk-free interest rate of 3.75% and an expected average life of 2.9 years.

Net income for the three months ended March 31, 2002	$	14,373
Unrecorded stock option compensation adjustment		33,100
Pro forma net income for the three months ended March 31, 2002	$	(18,727)
Basic and fully diluted income per share - Pro-forma	$	(0.001)

8. GAIN ON SETTLEMENT OF DEBT

Pursuant to the Chapter 11 Plan, agreed unsecured vendor loan claims were paid a 10% cash payment. The remaining 90% of the claims were settled by the issue of preferred stock certificates of Sharpe Energy, bearing a quarterly dividend of 4% per annum. The certificates are fully redeemable in 5 years. At the discretion of the Company, the certificates can be redeemed, all or in part at a discount, based upon the time of redemption.

As of March 31, 2002, the Company has settled debt with the given discount and incurred a gain of $138,413.

SHARPE RESOURCES CORPORATION

Supplement to Consolidated Financial Statements (Prepared by Management)

(Expressed in Canadian Dollars)

First Quarter Ended March 31, 2002

(Unaudited)

At the date of filing these interim financial statements on Sedar, the following were outstanding:

i) 33,184,803 common shares

ii) Warrants include the following:

NUMBER OF WARRANTS	EXERCISE PRICE $	EXPIRY DATE
500,000	1.00	May 12, 2004
2,300,000	0.25	June 5, 2002
2,800,000		

iii) Stock options include the following:

NUMBER OF OPTIONS	EXERCISE PRICE $	EXPIRY DATE
1,206,000	0.15	August 6, 2002
219,000	0.15	May 4, 2005
105,000	0.15	August 14, 2005
600,000	0.10	May 8, 2007
2,130,000		